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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Praxair, Inc. (Exact Name of Registrant as Specified in Its Charter)
Delaware (State of Incorporation or Organization)	06-124-9050 (IRS Employer Identification No.)
39 Old Ridgebury Road Danbury, CT (Address of Principal Executive Offices)	06810-5113 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Rights	New York Stock Exchange, Inc.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.

        On April 27, 2004, the Board of Directors of Praxair, Inc., a Delaware corporation (the "Company"), declared a dividend payable on May 3, 2004 of one right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Stock"), of the Company held of record at the close of business on April 30, 2004, or issued thereafter and prior to the Separation Time (as defined below) and thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of May 3, 2004 (the "Rights Agreement"), between the Company and Registrar and Transfer Company, as Rights Agent, that was approved by the Company's shareholders at its annual meeting of shareholders held on April 27, 2004. The Rights Agreement replaces the Stockholder Protection Rights Agreement, dated as of June 30, 2002, between the Company and Registrar and Transfer Company, as Rights Agent, that will expire on May 3, 2004.

        The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of Participating Preferred Stock) is attached hereto as an exhibit and is hereby incorporated herein by reference.

        Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, no par value ("Participating Preferred Stock"), for $150 (the "Exercise Price"), subject to adjustment.

        The Rights will be evidenced by the Company's Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, and (ii) the tenth business day after the first date, or such earlier or later date as the Board of Directors of the Company may from time to time fix (the "Flip-in Date"), of (a) public announcement by the Company that any Person has become an Acquiring Person or (b) the date and time on which any Acquiring Person becomes the Beneficial Owner (as defined in the Rights Agreement) of more than 20% of the outstanding shares of Common Stock (the earlier to occur of (a) and (b) being the "Stock Acquisition Date"); provided that if the foregoing results in the Separation Time being prior to the Record Time (as defined in the Rights Agreement), the Separation Time shall be the Record Time; and provided further, that if any tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed never to have been made.

        An Acquiring Person is any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding shares of Common Stock, which term does not include (i) the Company, any majority-owned or -controlled subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or of majority-owned or -controlled subsidiaries of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Common Stock as of the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time as such person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, while such Person is or as a result of which such Person becomes the Beneficial Owner of 20% or more of the outstanding shares of Common Stock, (iii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Company, in its sole discretion, to divest sufficient securities so that such Person ceases to be the Beneficial Owner of 20% or more of the outstanding shares of Common Stock or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) owned by such Person or its Affiliates or Associates (each as defined in the Rights Agreement) at the time of such grant and (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates and Associates of such Person after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock.

        The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued on or after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as it may be amended from time to time). Notwithstanding the absence of this legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be delivered to holders of record of Common Stock at the Separation Time.

        The Rights will not be exercisable until any business day on or after the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the Redemption Time (as defined in the Rights Agreement), (iii) the close of business on May 2, 2009 (unless extended by action of the Company's shareholders) and (iv) immediately prior to the effective time of a consolidation, merger or statutory share exchange that does not constitute a Flip-over Transaction or Event (as defined below) (in any such case, the "Expiration Time").

        The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

        In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned on or after the Stock Acquisition Date by the Acquiring Person or any Affiliate or Associate thereof or by any transferee thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement) on the Stock Acquisition Date that gave rise to the Flip-in Date equal to twice the Exercise Price, for an amount in cash equal to the then-current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned on or after the Stock Acquisition Date by the Acquiring Person or any Affiliate or Associate thereof or any transferee thereof, which Rights shall become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

        Whenever the Company shall become obligated, as described in the preceding paragraph, to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one one-hundredth of a share of Participating Preferred Stock for each share of Common Stock otherwise issuable.

        In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions on or after a Flip-in Date in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a statutory share exchange with any other Person if, at the time of consummation of the consolidation, merger or statutory share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or statutory share exchange, the Acquiring Person is the Beneficial Owner of 90% or more of the outstanding shares of Common Stock or controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or statutory share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof or (ii) the Company shall sell or otherwise transfer (or one or more of its majority-owned or - controlled subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow of the Company and its majority-owned or -controlled subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are Affiliates or Associates or otherwise acting in concert, if, at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person or any of its Affiliates or Associates controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price, for an amount in cash equal to the then-current Exercise Price, and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

        The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, elect to redeem all (but not less than all) the then outstanding Rights at a price of $.001 per Right (the "Redemption Price"), as provided in the Rights Agreement, and may pay the Redemption Price either in cash or shares of Common Stock or other securities of the Company. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right, whether or not previously exercised, will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors of the Company.

        In addition, not earlier than ninety business days, nor later than one hundred and twenty business days, after the commencement of a "Qualifying Offer," as defined in the Rights Agreement (which has not been terminated and which continues to be a "Qualifying Offer"), shareholders representing a majority of the outstanding shares of Common Stock may request that the Board of Directors of the

Company call a special meeting of shareholders to vote on redeeming all of the Rights. The record date for determining the shareholders eligible to request such a meeting will be the ninetieth business day following the commencement of the Qualifying Offer. The Board of Directors of the Company must then call and hold such a meeting within ninety business days after its receipt of the shareholder request. If, at the special meeting, shareholders representing a majority of the outstanding shares of Common Stock vote in favor of redeeming the Rights, then the Rights will be redeemed at the Redemption Price on the date that the vote results are certified. If no special meeting is held by the date that is ninety business days following receipt of the shareholder request for the special meeting, the Rights will be redeemed at the Redemption Price at the close of business on that ninetieth business day.

        The holders of Rights shall, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

        The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed by the Board of Directors of the Company on or prior to the close of business on the Flip-in Date, before the consummation of such transaction, and because the Company's shareholders may take certain actions to permit a shareholder vote on whether to redeem the Rights in cases of a "Qualifying Offer," as described above.

        Except for any extension of the Expiration Time (or any change in the definition thereof), which may only be done by action of the Company's shareholders, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the close of business on the Flip-in Date; provided that the Board of Directors of the Company will materially amend the Rights Agreement only if, in the exercise of its fiduciary responsibilities under Delaware law, and acting by a majority of its independent directors, it determines that such action is in the best interests of the Company's shareholders. Also, if the Board of Directors of the Company materially amends the Rights Agreement, it will submit such action to a non-binding shareholder vote as a separate ballot item at the next annual meeting of shareholders occurring at least six months after such action.

        After the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency, or to make changes that do not materially adversely affect the interests of holders of Rights generally.

        A committee of independent directors will evaluate the Rights Agreement annually to determine whether it continues to be in the best interests of the Company's shareholders or, rather, if the Rights should be redeemed.

        As of April 26, 2004 there were 356,644,188 shares of Common Stock issued (of which 324,856,087 shares were outstanding and 31,788,101 shares were held in treasury) and 45,962,589 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

        The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Participating Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2.    Exhibits.

Exhibit No.	Description
(1)	Rights Agreement.
(2)	Forms of Rights Certificate and of Election to Exercise, included as Exhibit A to the Rights Agreement.
(3)	Form of Certificate of Designation and Terms of Participating Preferred Stock, included as Exhibit B to the Rights Agreement.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Praxair, Inc.
By:	/s/ DAVID H. CHAIFETZ Name: David H. Chaifetz Title: Vice President, General Counsel and Secretary

Date: April 29, 2004

EXHIBIT INDEX

Exhibit No.	Description
(1)	Rights Agreement.
(2)	Forms of Rights Certificate and Election to Exercise, included as Exhibit A to the Rights Agreement.
(3)	Form of Certificate of Designation and Terms of Participating Preferred Stock of the Company, included as Exhibit B to the Rights Agreement.

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX